December 21, 2018

Alberto Zapata, Esq. Senior Counsel, Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On October 19, 2018 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Anchor Tactical World Strategies Fund, a series of the Registrant, filed Post-Effective Amendment No. 118 under the Securities Act of 1933 (“Securities Act”) and Post-Effective Amendment No. 121 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement (the “Registration Statement”). On December 3, 2018, you provided oral comments on the Amendment to Philip Sineneng. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. The Anchor Tactical World Strategies Fund intends to change its name to “Anchor Tactical Global Strategies Fund” (the “Fund”) which will be reflected in its subsequent filing.

Prospectus Comments: Fund Summary Section

Comment 1. Please provide the Securities and Exchange Commission (“SEC”) staff with completed fee and expense tables prior to filing the Fund’s prospectus and statement of additional information (“SAI”) pursuant to Rule 485(b) under the Securities Act.

Response. The Registrant will include completed fee and expense tables in the Prospectus and SAI to be filed pursuant to Rule 485(b), a draft of which appears at Appendix A hereto.

Comment 2. The Staff notes that the Fund’s name includes the word “World.” Please describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world pursuant to SEC Release No. IC-24828. For example, the Fund could include a policy that, under normal market conditions, it will invest at least 40% of its assets (30% during unfavorable market conditions) in companies organized or located in multiple countries outside the U.S. or doing substantial amount of business in multiple countries outside the U.S.

Chris.Carlson@ThompsonHine.com Fax: 212.344.6101 Phone: 202.263.4169	4820-3274-9698.3

Alberto Zapata, Esq. December 21, 2018 Page 2

Response. The Registrant notes that the Fund intends to change its name to “Anchor Tactical Global Strategies Fund.” The Registrant has amended the first paragraph under “Principal Investment Strategies” as follows:

The Fund seeks to achieve its investment objective by allocating assets among various strategies based on the adviser’s research and analysis regarding market trends. A market trend is the movement of a financial market in a particular direction over time. Under normal market conditions, the Fund invests, directly or indirectly through exchange traded funds (“ETFs”) and mutual funds (together with ETFs, “Underlying Funds”), at least 80% of its assets (plus the amount of borrowings, if any) in long and short positions in ~~domestically-listed securities~~ exchange-traded funds and mutual funds registered and offered in the U.S. with ~~exposure~~ underlying holdings ~~to~~ in country specific or regional equity markets worldwide. The Fund will invest at least 40% of its assets (plus the amount of borrowings, if any) in non-U.S. companies. The Fund primarily takes long and short positions in ~~securities~~ exchange-traded funds that are highly correlated to regional and country specific indices based on the advisor’s long, intermediate, and short-term price trend~~s~~ analysis. The advisor considers long term trends as price trends ~~are those that are observed~~ measured over a period of 10 months ~~one year~~ or more; intermediate term trend~~s~~ as price trends measured over a period of three to six ~~to nine~~ months; and short-term trends as price trends measured over one to five days ~~one day to one month~~.

Comment 3. In the first paragraph under the heading “Principal Investment Strategies,” the Registrant states that it will invest at least 80% in “domestically-listed securities.” Please clarify that the term “domestically-listed securities” refers to U.S. listings of foreign companies and spell out to which domestically-listed securities the Fund is referring. If accurate, please state that ETFs and U.S. listed derivatives are included in “domestically-listed securities.”

Response. The Registrant has revised the disclosure as indicated in its response to Comment 2, above.

Comment 4. In the same paragraph referenced in Comment 3, the Registrant states that the Fund’s long and short positions in securities are “highly correlated to regional and country specific indices.” Please clarify that such language refers to the underlying funds, as opposed to the individual securities, that the Fund holds.

Response. The Registrant has revised its disclosure as stated in response to Comment 2, above.

Comment 5. In the penultimate sentence of the first paragraph under “Principal Investment Strategies,” please clarify the significance of the distinction being made between long, intermediate and short-term trends.

Alberto Zapata, Esq. December 21, 2018 Page 3

Response. The Registrant has revised its disclosure as stated in response to Comment 2, above.

Comment 6. In general, the Staff would not object if the Fund determines that a company is based outside the U.S. when its securities are organized under the laws of a country outside the U.S., the securities are principally traded in countries outside the U.S., the company derived 50% or more of its revenue from profits from goods produced or sold in the region suggested by the company’s name, or the company has at least 50% of its assets in the region suggested by the company’s name. To the extent that one or a combination of these factors apply, please state so under “Principal Investment Strategies.”

Response. The Registrant has added the following disclosures before the last paragraph under the heading “Principal Investment Strategies”:

In determining whether a company is a non-U.S. company, the adviser will consider whether the company:

•	has a class of securities whose principal securities market is outside the U.S.;
•	has its principal office outside the U.S.; or
•	is otherwise determined to be economically tied to a country outside the U.S. by the Adviser in its discretion (e.g., using classifications assigned by third parties, including an issuer’s “country of risk” as determined by Bloomberg or the classifications assigned to a company by the Fund’s benchmark index provider).

Comment 7. In the first itemized list under “Principal Investment Strategies,” the third item refers to “other U.S. or foreign equity securities of any market capitalization.” Please state whether the Fund is referring to directly held securities or ETFs.

Response. The Registrant has amended item (3) as follows:

(3) Underlying Funds that are other U.S. or foreign equity securities of any market capitalization; and

Comment 8. In the second paragraph under “Principal Investment Strategies,” please explicitly state the Fund’s secondary objective and make clear to the reader that such objective is secondary.

Response. The Registrant has deleted the word “secondary” from the second paragraph under “Principal Investment Strategies.”

Alberto Zapata, Esq. December 21, 2018 Page 4

Comment 9. Please consider whether the sentence following paragraph (3) in the second itemized list under the heading “Principal Investment Strategies” should be labeled paragraph (4).

Response. The Registrant responds that the referenced sentence is a continuation of paragraph (3) and has amended its disclosures accordingly.

Prospectus Comments: Additional Information About the Fund’s Principal Investment Strategies and Risks Section

Comment 10. To the extent applicable, apply the Staff’s comments in the summary section to the disclosures in this section.

Response. The Registrant has applied its responses to Comment 2-9 above throughout its Item 9 disclosures.

Comment 11. The second paragraph under “Principal Investment Strategies” begins with a non-sequitur. Please introduce derivatives and swap strategies before detailing each instrument.

Response. The Registrant has added the following sentence to the beginning of the second paragraph under “Principal Investment Strategy”:

The Fund may invest in derivative instruments, including swaps.

Comment 12. In the third paragraph under “Principal Investment Strategies,” please specify the Fund’s secondary objective and make clear that it is secondary.

Response. The Registrant has revised the disclosure as indicated in its response to Comment 8, above.

Comment 13. At the end of the third paragraph under “Principal Investment Strategies,” please reference the applicable security type instead of stating “as suggested by the Fund’s name.”

Response. The Registrant has amended the last sentence of the third paragraph under “Principal Investment Strategies” as follows:

The Fund may invest in inverse funds linked to domestically-listed exchange-traded funds and mutual funds with underlying holdings in country specific or regional equity markets worldwide ~~the applicable security type as suggested by the Fund’s name and as described above~~ when the adviser believes this strategy will provide an effective hedge for a Fund’s investments.

Alberto Zapata, Esq. December 21, 2018 Page 5

Comment 14. At the end of the disclosure of “Principal Investment Strategies,” please explain the tax consequences of increased portfolio turnover and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance. See Instruction 7 to Item 9(b)(1).

Response. The Registrant has amended the last paragraph under the heading “Principal Investment Strategies” as follows:

The Fund’s adviser may engage in active and frequent trading of ~~each~~ the Fund’s portfolio securities and derivatives to achieve the Fund’s investment objective. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance.

Comment 15. Please disclose in the paragraph marked “Portfolio Holdings Disclosure” on page 7 of the Prospectus that the Fund’s policies and procedures regarding the release of portfolio holdings information will also be disclosed on the Fund’s website.

Response. The Registrant has amended its “Portfolio Holdings Disclosure” as follows:

A description of the Fund’s policies and procedures regarding the release of portfolio holdings information is available on the Fund’s website, www.anchorcapitalfunds.com, and in the Fund’s Statement of Additional Information (“SAI”).

* * * * *

If you have any questions or additional comments, please call the undersigned at (202) 263-4169 or Bibb Strench at (202) 973-2727.

Very truly yours,

/s/ Christopher D. Carlson

Christopher D. Carlson

cc: Bibb L. Strench

Alberto Zapata, Esq. December 21, 2018 Page 6

Appendix A

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions (as a percentage of offering price)	None	None
Redemption Fee (as a % of amount redeemed on shares held less than 60 days)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.60%	1.60%
Distribution and Service (12b-1) Fees	0.50%	0.25%
Other Expenses(1)	0.56%	0.56%
Acquired Fund Fees and Expenses(2)	0.35%	0.35%
Total Annual Fund Operating Expenses	3.01%	2.76%
Fee Waiver and/or Expense Reimbursement(3)	(0.16%)	(0.16%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.85%	2.60%
(1)	Other Expenses are estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(3)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least December 31, 2019 to ensure that total annual fund operating expenses after fee waiver and/or reimbursement excluding (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)), will not exceed 2.50% and 2.25% of the Fund’s average daily net assets attributable to Investor Class and Institutional Class shares, respectively; subject to possible recoupment from the Fund in future years (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of wavier and the expense limitation in place at the time of recapture. The expense limit arrangement may not be terminated during this time period without prior approval of the Fund’s Board of Trustees on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Alberto Zapata, Esq. December 21, 2018 Page 7

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Investor Class	$288	$915
Institutional Class	$263	$841